FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of July, 1996

                      PRAIRIE PACIFIC ENERGY CORPORATION
                (Translation of registrant's name into English)

   302, 1168 Hamilton Street, Vancouver, British Columbia, Canada, V6B 2S2
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                             Form 20-F  X         Form 40-F ____

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                   Yes           No X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    PRAIRIE PACIFIC ENERGY CORPORATION
                                               (Registrant)

Date: July 17, 1996                 By   /s/  Malcolm F.W. Todd
                                         Malcolm F.W. Todd, President
                                                (Signature)*

*Print the name and title of the signing officer under his signature.

                                   NOTICE TO
                           THE ALBERTA STOCK EXCHANGE
                                      OF A
                           PROPOSED PRIVATE PLACEMENT


1.     Name of Issuer
       Prairie Pacific Energy Corporation

2.     Description of Securities to be placed:

       (a) Class:  Common Shares
       (b) Number:  200,000 Common Shares
       (c) Price:  $1.10 per Common Share
       (d) Voting Rights:  One vote per Common Share held
       (e) If there are tax credits attached to the securities, please describe: The securities will flow through shares as defined in subsection 66(15) of the Income Tax Act (Canada)
       (f) If convertible into another class of securities, the maximum number of securities issuable upon conversion: N/A
       (g) Description of any attached warrants including the number shares issuable upon exercise of the warrants, exercise price per warrant and expiry date: N/A

3. Number of currently issued and outstanding shares of each class of shares of the company, excluding non-voting preferred shares:

       5,505,750 Common Shares.

4.     Is the placement entirely or in part non-arm's length?

       No.

5.     If the answer to 4 is yes, please explain relationship.

       N/A

6.     Has the issuer completed any private placements within past six months?

       Yes.

7.     (a)        dates on which each private placement closed and the number and class of listed securities issued or issuable under each placement?
                  February 15th, 1996 - 300,000 Common Shares

       (b) number of securities of each class issued and outstanding at the beginning of the six-month period, excluding non-voting preferred shares;
                  5,245,560

8.     Could the placement potentially result in a change of control?

       No.

9.     What will be the use of proceeds?

       The proceeds will be applied to Canadian Development Expenses as defined in the Income Tax Act (Canada).

10. List the name, address and amount of purchase of each proposed purchaser.

       1.      Stephen D. Adams
               403, 505 Canyon Meadows Drive Southwest
               Calgary, Alberta  T2W 5V9

               Amount:  $110,000.00          100,000 Common Shares

       2.      Vicki L. Adams
               403, 505 Canyon Meadows Drive Southwest
               Calgary, Alberta  T2W 5V9

               Amount:  $110,000.00          100,000 Common Shares

11. State the exemption which the company is relying on to issue the securities.

       Section 31(2)(5) and Section 55(2)(4) of the Securities Act (British Columbia).
       Section 107(1)(d) of the Securities Act (Alberta)

12.    State the hold period to which the issued shares will be subject to.

       The securities will be held for a period of twelve months from the date of issuance of the private placement transaction or as otherwise determined by The Alberta Stock Exchange.

13. State the maximum number of securities if any, which the company expects to issue in reliance upon ASC Notice 7.

       N/A

14. Any significant information regarding the proposed private placement, including any finders less, not disclosed above.

       N/A

15.    Date of initial notice to Exchange regarding the private placement.

       5th July, 1996

                                  PRAIRIE PACIFIC ENERGY CORPORATION


                                  Per:     /s/ Malcolm F. W. Todd
                                           Malcolm F. W. Todd
                                           President